Filed Pursuant to Rule 433

Registration No. 333-184023

October 17, 2012

Relating to Preliminary Prospectus

dated October 12, 2012

On October 17, 2012, Seadrill Partners LLC filed Amendment No. 3 to its Registration Statement on Form F-1 to add certain disclosure to the disclosure that had been provided in its Preliminary Prospectus dated October 12, 2012 (the “Preliminary Prospectus”). The following paragraph sets forth the disclosure added to the Preliminary Prospectus. References below to “OPCO” are used in the manner described in the Preliminary Prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

West Aquarius Bareboat Charters

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the inter-company contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to OPCO of these back-to-back bareboat charters is a reduction in revenue of $25,500 per day, or $9.3 million per year, beginning with the commencement of drilling activities of the West Aquarius in Canada in January 2013, and is reflected in the forecasted results of operations for the twelve months ending September 30, 2013 as set forth in “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Results of Operations for the Twelve Months Ending September 30, 2013.”

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1553467/000119312512425270/0001193125-12-425270-index.htm . Before you invest, you should read the prospectus in that registration statement, the free writing prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or Wells Fargo Securities, LLC toll-free at 800-326-5897.